

Mail Stop 3561

November 5, 2015

<u>Via E-mail</u>
Mr. Feize Zhang
Chief Executive Officer
China Shouguan Mining Corp.
6009 Yitian Road
New World Center Rm. 3207
Futian District, Shenzhen
People's Republic of China

> **Re:**   **China Shouguan Mining Corp.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed April 14, 2015**
> **File No. 000-54432**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>
<u>Item 9A(T). Controls and Procedures, page 49</u>

1. We note your officers concluded on the effectiveness of disclosure controls and procedures but they did not disclose the assessment date of their conclusions. Please confirm in your response to us management's conclusions were as of the end of the period covered by this annual report as well as the interim dates in the quarterly reports subsequently filed. See Item 307 of Regulation S-K. Please also note that Item 9A is no longer a temporary disclosure item and delete the "(T)" in all future filings.

Exhibits

2. Please amend your Form 10-K to include as an exhibit, a consent from your independent registered public accountant which states that the firm consents to the incorporation by reference of its audit report dated April 14, 2015 in the registration statement on Form S-8 (File No. 333-190953) to comply with Item 601(b)(23) of Regulation S-K. We note the consent is included in your list of exhibits on page 57 but was not actually filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining